ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

David C. Sullivan

617-951-7362

617-477-7723 fax

david.sullivan@ropesgray.com

November 1, 2019

BY EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Anu Dubey

Re:	Amendment No. 1 to the Preliminary Proxy Statement of Dryden Capital Fund L.P., et al. for:

PIMCO Municipal Income Fund (“PMF”) (File No. 811-10377)

PIMCO California Municipal Income Fund (“PCQ”) (File No. 811-10379)

PIMCO New York Municipal Income Fund (“PNF”) (File No. 811-10381)

PIMCO Municipal Income Fund II (“PML”) (File No. 811-21076)

PIMCO California Municipal Income Fund II (“PCK”) (File No. 811-21077)

PIMCO New York Municipal Income Fund II (“PNI”) (File No. 811-21078)

PIMCO Municipal Income Fund III (“PMX”) (File No. 811-21187)

PIMCO California Municipal Income Fund III (“PZC”) (File No. 811-21188)

(each, a “Fund” and, collectively, the “Funds”)

Dear Ms. Dubey:

On behalf of our clients, the Funds, we are writing to bring to the Staff’s attention what we believe are material misstatements contained in Amendment No.1 to the preliminary proxy statement filed on October 30, 2019 (the “Amended Dryden Proxy”) by Dryden Capital Fund, LP, Dryden Capital, LLC, Dryden Capital GP, LLC, T. Matthew Buffington, Matthew C. Leavitt (collectively, “Dryden”) and Derrick A. Clark with respect to the 2019 annual meeting of shareholders of the Funds. The Funds believe that, absent corrections to certain statements made in these proxy materials, the Amended Dryden Proxy is materially misleading to the Funds’ shareholders in violation of Rule 14a-9 (“Rule 14a-9”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These concerns are set forth below.

In addition to the comment discussed below, we refer the Staff to our letter to the Staff, dated October 21, 2019 (the “October 21 Letter”), relating to statements included in Dryden’s preliminary proxy statement filed on October 15, 2019, which set forth a number of additional concerns regarding statements made by Dryden. While we have not restated our prior comments in this letter, we continue to believe comments 3, 4, 5, 6 and 8 in the October 21 Letter remain unaddressed and, accordingly, that the Amended Dryden Proxy contains materially misleading statements.

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The Amended Dryden Proxy contains false and misleading statements regarding Trustee appointments effective after the election of Mr. Buffington at the Funds’ 2018 annual shareholder meeting. The Amended Dryden Proxy contains the following statements:

•

“Preferred Shareholders also made their voice heard by successfully electing T. Matthew Buffington to one of the two Preferred Trustee positions at last year’s annual meeting. However, PIMCO responded to his election by increasing the size of the board by two and adding back the Preferred Trustee that the Preferred Shareholders voted to replace.” (emphasis added)

•

“This had the mathematical effect of diluting the voting impact of the Dyden [sic] nominee. Thus, we are asking our fellow Preferred Shareholders to counteract PIMCO’s dilution of our collective voice and elect an additional trustee to the Boards who will advocate for liquidity for the holders of the ARPS that is similar to the liquidity provided to PIMCO’s peers.” (emphasis added)

•

“On December 20, 2018, PIMCO responded to Mr. Buffington’s election by increasing the size of the Boards of each Fund by two seats and reappointing Mr. Kertess or Mr. Rappaport (as relevant) as a Trustee to each of the Boards along with newly appointed Sarah Cogan (effective January 1, 2019).” (emphasis added)

These statements contain misleading statements and/or untrue statements of facts.

First, we note that, as a factual matter, PIMCO does not have the authority to increase the size of the Funds’ Boards or appoint Trustees to the Funds. Instead these actions must be taken by the Funds’ Boards of Trustees, and, in fact, were unanimously approved by the Board of each Fund, including all of the Trustees who are not interested persons of PIMCO (“Independent Trustees”), on December 12, 2018, prior to the December 19, 2018 annual shareholder meeting (the “2018 Shareholder Meeting”). While Dryden has defined “PIMCO” to refer collectively to the “Funds,” we believe this is fundamentally misleading as the Funds and PIMCO, the Funds’ investment manager, are separate and distinct entities.

Second, we note that, contrary to Dryden’s statement that the increase in the size of the Boards by two was a response to Mr. Buffington’s election, the Board’s appointment of Sarah Cogan as an Independent Trustee of the Funds was unrelated to the election of Mr. Buffington at the Funds’ 2018 shareholder meeting. The Board appointed Ms. Cogan as an Independent Trustee as part of the Trustees’ long-term and ordinary course succession planning. The Board of each Fund and the Boards of other PIMCO-sponsored closed-end funds approved Ms. Cogan’s appointment on December 13, 2018, prior to Mr. Buffington’s election at the 2018 Shareholder Meeting.

Third, we believe that Dryden’s assertion that the election of Dryden’s nominee would “counteract PIMCO’s dilution” of the “collective voice” of preferred shareholders is misleading, as it does not take into account the fiduciary duties applicable to Fund Trustees. All Trustees (not only those elected solely by preferred shareholders) vote on matters relating to the preferred shares and have a fiduciary duty to act in the best interest of the Funds and all of their shareholders, both common and preferred. As such, adding one or more additional Trustees that continue to have a fiduciary duty to act in the best interest of all shareholders, including preferred shareholders, does not have the effect of diluting the collective voice of preferred shareholders.

In light of the inaccurate language noted above, we believe that Dryden’s statements are false and materially misleading under Rule 14a-9.

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We urge the Staff to consider carefully the issues and concerns raised and require Dryden to make appropriate corrections to their proxy statement. If you have any questions or comments on this letter, please contact the undersigned at (617) 951-7362.

Respectfully submitted,

/s/ David C. Sullivan

David C. Sullivan